

10032018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
NOV 29 2010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-09 (MM/DD/YY) AND ENDING 09-30-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carey Thomas Hoover & Breault, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 E. Central, Suite 200
(No. and Street)

Wichita (City) Kansas (State) 67206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Breault (316) 634-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hewitt & Company, PA
(Name – *if individual, state last, first, middle name*)

205 W 2nd St N (Address) Wichita (City) Kansas (State) 67202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Breault, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carey Thomas Hoover & Breault, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
CASIE M. KELLEY
MY COMMISSION EXPIRES
July 15, 2012

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

In planning and performing our audit of the financial statements of Carey, Thomas, Hoover & Breault, Inc. (the Company) for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management on November 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hewitt & Company, PA

Hewitt & Company, PA
Wichita, Kansas
November 23, 2010


Hewitt & Company, PA

To: Carey, Thomas, Hoover & Breault, Inc.
Tom Hoover

In planning and performing our audit of the financial statements of Carey, Thomas, Hoover & Breault, Inc. as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered Carey, Thomas, Hoover & Breault, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in Carey, Thomas, Hoover and Breault, Inc.'s internal control to be a significant deficiency.

The Company does not have an individual in place to prepare annual financial statements with complete note disclosure but instead relies on the Company auditors to prepare the financial statements. Because the auditors are not considered to be part of the Company's system of internal controls, the plan has a control deficiency over the preparation of the financial statements.

This communication is intended solely for the information and use of management, and is not intended to be and should not be used by anyone other than these specified parties.

Hewitt & Company, PA

Wichita, Kansas
November 23, 2010

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

CAREY, THOMAS HOOVER AND BREAULT, INC.
Wichita, Kansas

INDEPENDENT AUDITOR'S REPORT
ON THE SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

YEAR ENDED SEPTEMBER 30, 2010


Hewitt & Company, PA

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Carey, Thomas, Hoover and Breault, Inc.
Wichita, Kansas

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Carey, Thomas, Hoover and Breault, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Carey, Thomas, Hoover and Breault, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for the Carey, Thomas, Hoover and Breault, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Has we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hewitt + Company, PA

November 23, 2010

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 09/30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048215 FINRA SEP
CAREY THOMAS HOOVER & BREAULT INC
8080 E CENTRAL AVE STE 200
WICHITA KS 67206-2361

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathy Parker 304/765-7986

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (150)

04/19/2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0.00

H. Overpayment carried forward $(150.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carey Thomas Hoover & Breault Inc.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of ______________, 20 _____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________

Documentation ________

Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01, 2009
and ending 09/30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,972,052

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 2,667,127

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 319,346

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 8518

Enter the greater of line (i) or (ii) — 8,518

Total deductions — 2,994,991

2d. SIPC Net Operating Revenues — $ 0

2e. General Assessment @ .0025 — $ 0

(to page 1, line 2.A.)

CAREY, THOMAS, HOOVER & BREAULT, INC.

FINANCIAL STATEMENTS

and

INDEPENDENT AUDITOR'S REPORT

YEAR ENDED SEPTEMBER 30, 2010

INDEX

FINANCIAL STATEMENTS


Hewitt & Company, PA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Carey, Thomas, Hoover & Breault, Inc.

We have audited the accompanying statement of financial condition of Carey, Thomas, Hoover & Breault, Inc. as of September 30, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carey, Thomas, Hoover & Breault, Inc., as of September 30, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hewitt & Company, PA

November 23, 2010

CERTIFIED PUBLIC ACCOUNTANTS
Members • American Institute of Certified Public Accountants • Kansas Society of Certified Public Accountants
205 W. 2nd • Wichita, KS 67202 • 316-269-4500 • fax 316-269-2005

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

Current Assets		
Cash	$ 284,312	
Cash deposits with clearing organization	50,002	
Receivables from broker-dealers and clearing organization	89,952	
Miscellaneous receivables	250	
Prepaid income tax	3,830	
Deferred tax asset	6,424	
Total Current Assets		$ 434,770
Total Assets		$ 434,770

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 24,652	
Commissions payable	265,110	
Payroll taxes payable	37	
Total Current Liabilities		$ 289,799
Stockholders' Equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	
Additional paid-in capital	62,954	
Accumulated earnings	81,017	
Total Stockholders' Equity		144,971
Total Liabilities and Stockholders' Equity		$ 434,770

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Revenues		
Commissions		$ 2,971,928
Operating Expenses		
Officers' salaries	$ 1,242,537	
Sales and office salaries	823,464	
Payroll taxes	102,445	
Employee benefits	45,125	
Retirement plan expense	52,561	
Management fees	233,715	
Clearance paid	319,345	
Licenses and fees	26,007	
Auto expense	36,000	
Legal and professional fees	23,275	
Quotation expense	16,483	
Research and subscriptions	48,880	
Insurance expense	5,847	
Advertising	14,987	
Commissions	1,861	
Reimbursement of client fees	1,896	
Contributions	2,500	
Miscellaneous expense	4,421	
Total Operating Expenses		3,001,349
Operating Loss		(29,421)
Other Income (Expense)		
Interest income	124	
Total Other Income (Expense)		124
Income Taxes		
Current federal tax benefit	801	
Deferred federal and state tax benefit	5,567	
Total Income Taxes		6,368
Net Loss		$ (22,929)

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED EARNINGS	TOTAL
Balance, Beginning of Year	$ 1,000	$ 62,954	$ 103,946	$ 167,900
Capital contributions	0	0	0	0
Net loss	0	0	(22,929)	(22,929)
Balance, End of Year	$ 1,000	$ 62,954	$ 81,017	$ 144,971

The accompanying notes are an integral part of these financial statements.

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Cash Flows from Operating Activities		
Net loss for the year	$ (22,929)	
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in:		
Cash deposits with clearing organization	3	
Receivables from broker-dealers and clearing organization	(54,580)	
Miscellaneous receivables	(204)	
Deferred tax asset	(4,505)	
Increase (Decrease) in:		
Accounts payable	(10,885)	
Commissions payable	24,654	
Payroll taxes payable	(269)	
Net Cash used by Operating Activities		$ (68,715)
Cash Flows from Investing Activities		0
Cash Flows from Financing Activities		0
Net Decrease in Cash		(68,715)
Cash at Beginning of Year		353,027
Cash at End of Year		$ 284,312

SUPPLEMENTARY DISCLOSURE

Income taxes paid	$ 0

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Business Activity
Carey, Thomas, Hoover & Breault, Inc. (the Company) is a broker-dealer of securities in Wichita, Kansas. The Company, incorporated on February 21, 1995, holds membership in the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission in accordance with Section 15(b) of the Securities Exchange Act of 1934. Security, mutual fund, annuity and life insurance contract commissions make up the Company's revenue. The Company's customers live primarily in Kansas. The Company does not receive, directly or indirectly, nor hold funds or securities for, nor owe funds or securities to customers and does not carry accounts of, or for, customers. Accounts receivable are primarily held by the Company's clearing broker or dealer. The Company has no union contracts and generally acquires labor and other services locally.

Income Recognition
Income and expenses related to the purchase or sale of customer securities are recorded on the settlement date basis. Expenses relating to fees and registrations with agencies of federal and state governments and the National Association of Security Dealers are expensed as incurred.

Income Taxes
Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes and to tax loss carryovers.

The deferred tax asset on the balance sheet represents the future tax return consequence for net operating losses and charitable contribution carryovers that are available to offset future taxable income.

In June, 2006, the Financial Accounting Standards Board (FASB) issued FASB ASC 740-10 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes), an interpretation of FASB ASC 740 (formerly SFAS 109, Accounting for Income Taxes), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company has adopted this standard for the year ended September 30, 2010.

FASB ASC 740-10 imposes a higher threshold for claiming benefits from deductions in financial statements than is required for income tax returns. In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended September 30, 2007, 2008, and 2009, are subject to examination by the related taxing authorities, generally for three years after they are filed.

Advertising Costs
Advertising costs are generally paid under the Company's management agreement and are expensed as incurred.

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, including deposits with clearing organizations, with a maturity of six months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through November 23, 2010, the date the financial statements were available to be issued.

NOTE B - RELATED PARTIES

The Company has entered into a management agreement with its parent corporation in which the parent corporation is to provide certain management services including advertising, administration, equipment, office space and utilities, telephone and other services necessary to operate the broker-dealer business. The parent corporation has agreed to provide adequate capital to the Company. In exchange, the Company pays to the parent corporation, on a month-to-month basis, excess funds as determined by the management agreement of Carey, Thomas, Hoover & Breault, Inc. The amounts paid cannot deplete capital of the Company below a level required by regulatory agencies. Management fees are expensed by the Company when due. The Company expensed $233,715 under this agreement during the year ended September 30, 2010.

The Company has entered into an error and omissions self-insurance contract with the parent corporation where the Company pays through management fees a determined amount each month that is set aside in a self-retention fund in the parent corporation's name.

Operating and capital leases (office space and office equipment leases) are the obligation of the parent corporation and are funded as part of the management agreement described above.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ration would exceed 10 to 1). At September 30, 2010, the Company had net capital of $129,229 which was $79,229 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.24 to 1.

NOTE D - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan so that the employees may contribute a portion of their pretax income to a retirement fund. In November, 2005, the Company amended the 401(k) plan to allow Roth 401(k) contributions. The Company adopted a "safe harbor" to their 401(k) plan effective October 1, 2006, where the Company contributes 3% of the employees compensation to their 401(k) account. Within the 401(k) plan, the company has a discretionary profit sharing component where management can make elective contributions. Contributions to the plan for the year ended September 30, 2010, were $50,358. The administrative expense for the plan was $2,203 for the year ended September 30, 2010.

The Company established an IRC section 125 Flexible Benefits Plan on June 1, 2002. The benefits offered are:

Health and Accidental Insurance Premium Payment Plan
Group Term Life Insurance Premium Payment Plan
Dependent Care Reimbursement Plan ($5,000 annual maximum benefit)

Employees are eligible to participate the first day of the month following 90 days of employment.

NOTE E - INCOME TAXES

Components of the deferred income tax balance consist of the following for the fiscal year ended September 30, 2010:

Deferred federal tax asset, noncurrent	$	4,395
Deferred state tax asset, noncurrent		2,029
Net Deferred Tax Assets	$	6,424

The income tax benefit for the year ended September 30, 2010, was comprised of the following:

Current federal tax benefit	$	801
Deferred federal and state tax benefit		5,567
Net Tax Benefit	$	6,368

At September 30, 2010, the Company had a federal net operating loss of $29,297 that will be used to offset future federal taxable income. The Company also had state net operating losses totaling $48,225, that will be used to offset future state taxable income. If not used, the federal and state carryovers will expire in year 2030 and 2020, respectively.

The Company also had a charitable contribution carryforward of $2,500 that can be deducted against future taxable income. The carryforward expires September 30, 2015.

NOTE F - SUBSEQUENT EVENTS

Due to regulatory changes in association with advisory assets, a sister corporation has been formed and all advisory assets will be transferred to the sister corporation effective January 1, 2011.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2010

Net Capital	
Total stockholders' equity	$ 144,971
Deduct stockholders' equity not allowed for net capital	0
Total Stockholders' Equity Qualified for Net Capital	144,971
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other deductions or credits	0
Total Capital and Allowable Subordinated Liabilities	144,971
Deductions and/or Other Charges	
A. Non-allowable assets:	
Nonallowable receivable from broker-dealer	(250)
Deferred income tax asset	(6,424)
Prepaid income tax	(3,830)
B. Secured demand note deficiency	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or charges	0
Net Capital Before Haircuts on Securities Positions	134,467
Haircuts on Securities:	
A. Contractual securities commitments	0
B. Deficit in securities collateralizing demand notes	0
C. Trading and investment securities	0
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	(5,238)
D. Undue concentrations	0
E. Other	0
Net Capital	$ 129,229
Aggregate Indebtedness	
Accounts payable	$ 289,799
Total Aggregate Indebtedness	$ 289,799
Computation of Basic Net Capital Requirement	
Minimum of Net Capital Requirement of Reporting Broker or Dealer	$ 50,000
Excess Net Capital	$ 79,229
Excess Net Capital at 1000%	$ 100,249
Excess Net Capital at 1500%	$ 109,909
Ratio: Aggregate Indebtednes to Net Capital	2.24 to 1

Reconciliation of basic net capital requirement is not included as there is no material difference from the Company's computation.

See independent auditor's report.

CAREY, THOMAS, HOOVER & BREAULT, INC.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2010

The Company is exempt from Rule 15c3-3 based on (k)(2)(ii) of Rule 15-c3-1 of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer.

See independent auditor's report.